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                            MORGAN JOSEPH & CO. INC.
                          600 Fifth Avenue, 19th Floor
                            New York, New York 10020

                                 July 26, 2005



VIA TELECOPY (202) 942-9516
---------------------------
Mr. John D. Reynolds
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3651


RE:     Stone Arcade Acquisition Corporation (the "Company")
        Registration Statement on Form S-1
        (File No. 333-124601) (the "Registration Statement")
        ----------------------------------------------------------------------

Dear Mr. Reynolds:

     In connection with the Registration Statement on Form S-1 of Stone Arcade Acquisition Corporation, the undersigned, which is acting as one of the underwriters of the offering, hereby requests acce1eration of the effective date and time of the Registration Statement to 4:00 p.m. on Thursday, July 28, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

                                 Very truly yours,

                                 MORGAN JOSEPH & CO. INC.



                                 By:       /s/ Mary Lou Malanoski
                                         ------------------------------------
                                 Name:   Mary Lou Malanoski
                                 Title:  Managing Director